The following principal investment strategy for Fidelity Mega Cap Stock Fund took effect December 01, 2007:

Fidelity Management & Research Company (FMR) normally invests at least 80% of the fund's assets in common stocks of companies with mega market capitalizations. Although a universal definition of mega market capitalization companies does not exist, for purposes of this fund, FMR generally defines mega market capitalization companies as those whose market capitalization is similar to the market capitalization of companies in the Russell Top 200 Index or the S&P 100. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the fund's investment. The size of the companies in each index changes with market conditions and the composition of the index.